UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.13)*

                        PHOENIX INFORMATION SYSTEMS CORP.
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    719077109
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1997
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Phoenix Partners

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 39,269,999
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   39,269,999
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            39,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]



13       Percent of Class Represented By Amount in Row (11)

                                    53.68%

14       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Phoenix Holdings, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  39,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,000,000
    With
                           10       Shared Dispositive Power
                                            39,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]



13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 |X|



13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  41,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            41,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            41,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [_]

13       Percent of Class Represented By Amount in Row (11)

                                    54.92%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 |X|

13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [X]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  41,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            41,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            41,269,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [_]

13       Percent of Class Represented By Amount in Row (11)

                                    54.92%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 18 Pages


          This Amendment No. 13 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Phoenix Information Systems, Corp. (the "Issuer"). This Amendment No. 13 amends the initial statement on
Schedule 13D dated December 16, 1994 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 13 is being filed by the Reporting Persons to report the recent acquisition of securities of the Issuer in a private transaction. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5.   Interest in Securities of the Issuer.

          On December 8, 1997 Phoenix Partners, Fairway Capital Limited and Infinity Investors Limited entered into a Stock Purchase Agreement pursuant to which, on December 9, 1997, Phoenix Partners purchased 201,820 shares, par value $.01 per share, of Series A Convertible Preferred Stock of the Issuer (the "Series A Shares") from Infinity Investors Limited and 843,950 shares, par value $.01 per share, of Series B Convertible Preferred Stock of the Issuer (the "Series B Shares") in the aggregate from Infinity Investors Limited and Fairway Capital Limited for an aggregate purchase price of $2,800,000.

          The Series A Shares are permitted to be converted into Shares at the option of the holder, provided that in no instance shall the maximum number of Shares into which a holder may convert the Series A Shares exceed, at any time, an amount equal to the remainder of (i) 4.99% of the then issued and outstanding Shares following such conversion, minus (ii) the number of Shares held by such holder. The same limitation applies to the Series B Shares. Phoenix Partners currently directly owns in excess of 4.99% of the total number of issued and outstanding Shares, and as such, may not, at this time, convert either the Series A Shares or the Series B Shares.

          Assuming conversion were permitted, each Series A Share would be convertible, at the option of the holder thereof, into that number of Shares obtained by dividing the Series A Liquidation Preference (as defined below) of such Series A Share by the product of eighty percent (80%) multiplied by the Market Price (as defined below) of the Shares, subject to certain periodic adjustments (the "Series A Conversion Price"). The Liquidation Preference per Series A Share shall be an amount equal to four dollars ($4.00), plus all accrued and unpaid dividends thereon (the "Series A Liquidation Preference"). The Market Price on any day shall mean the average of the closing bid prices per Share on the National Association of Securities Dealers Inc, Over-The-Counter Bulletin Board, or on the principal exchange where the Shares are traded, in each case for five (5) consecutive trading days immediately preceding the date of determination.

          Assuming conversion were permitted, each Series B Share would be convertible, at the option of the holder thereof, into that number of Shares obtained by dividing the Series B Liquidation Preference (as defined below) of such Series B Share by the lesser of three dollars ($3.00) and the Market Price, as adjusted from time to time. The Liquidation Preference per Series B Share shall be an amount equal to four dollars ($4.00), plus all accrued and unpaid dividends thereon (the "Series B Liquidation Preference").

                                                             Page 14 of 18 Pages

          (a) (i) Phoenix Partners may be deemed the beneficial owner of 39,269,999 Shares (approximately 53.68% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it holds other than the Series A and Series B Shares). This number consists of the following securities held for the account of Phoenix Partners: (i) 15,984,999 Shares held by Phoenix Partners,
(ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, (iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants, (v) 345,000 Shares issuable upon exercise of the warrant issued to Phoenix Partners pursuant to the February Warrant Agreement, (vi) 140,000 Shares issuable upon conversion of 140,000 warrants issued pursuant to the Additional Warrant Agreement, (vii) 700,000 Shares issuable upon conversion of the Early Purchase Warrant and (viii) 15,000,000 Shares issuable upon conversion of the Series C Shares.

               (ii) Each of the Reporting Persons other than Phoenix Partners, Mr. Soros and Dr. Chatterjee may be deemed a beneficial of 40,269,999 Shares (approximately 54.31% of the total number of Shares which would be outstanding assuming the exercise or conversion by the Reporting Persons of all of the convertible securities that they hold, other than the Series A and Series B Shares). This number consists of (a) the 39,269,999 Shares held for the account of Phoenix Partners and (b) 1,000,000 Shares issuable upon the exercise of 1,000,000 Three-Year Warrants.

                    Each of QIP, QIHMI, QIH Management,  SFM LLC, Mr. Soros (see
Item 5(a)(iii) below), Mr. Druckenmiller and Dr. Chatterjee (see Item 5(a)(iii) below) may be deemed a beneficial owner of the 1,000,000 Shares issuable upon the exercise of the 1,000,000 Three-Year Warrants held for the account of QIP. Each of Winston, CFM, Dr. Chatterjee (see Item 5(a)(iii) below) and Mr. Soros (see Item 5(a)(iii) below) may be deemed a beneficial owner of the Shares issuable upon the exercise of the 1,000,000 Three-Year Warrants held for the account of Phoenix Holdings.

               (iii)Each of Mr. Soros and Dr. Chatterjee may be deemed the beneficial owner of 41,269,999 Shares (approximately 54.92% of the total number of Shares which would be outstanding assuming the exercise or conversion by the Reporting Persons of all of the convertible securities that they hold). This number consists of (a) the 39,269,999 Shares held for the account of Phoenix Partners, (b) the 1,000,000 Shares issuable upon exercise of the 1,000,000 Three-Year Warrants held for the account of QIP and (c) the 1,000,000 Shares issuable upon exercise of the 1,000,000 Three-Year Warrants held for the account of Phoenix Holdings.

          (b) (i) Phoenix Partners has the sole power to direct the voting and disposition of the securities of the Issuer (including the Shares) that it holds directly. Each of the other Reporting Persons may be deemed to have shared power to direct the voting and disposition of the securities (including the Shares) held for the account of Phoenix Partners.

               (ii) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI), SFM LLC (by virtue of the QIP contract), Mr. Soros (as a result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM
LLC) and Dr. Chatterjee (as a result of his position as a sub-advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the Shares held for the account of QIP.

                                                             Page 15 of 18 Pages

               (iii)Phoenix Holdings may be deemed to have the sole power to vote and dispose of the securities (including the Shares) held for its account. Mr. Soros and Winston L.P. (in their capacity as managing members of Phoenix Holdings) may be deemed to have shared power to direct the voting and disposition of such securities. CFM (in its capacity as sole general partner of Winston L.P.) and Dr. Chatterjee (in his capacity as sole general partner of
CFM) may be deemed to have the shared power to direct the voting and disposition of such securities.

          (c) Except as disclosed above and in Item 6, there have been no transactions with respect to the Shares since December 8, 1997 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The partners of Phoenix Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities of the Issuer (including the Shares) held by Phoenix Partners in accordance with their percentage interest in the partnership.

               (ii) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (iii)The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

          (e)  Not applicable.

                                                             Page 16 of 18 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December __, 1997                S-C PHOENIX PARTNERS

                                        By:  S-C Phoenix Holding, L.L.C.

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Authorized Person


                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        S-C PHOENIX HOLDINGS, L.L.C.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Authorized Person


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH MANAGEMENT, INC.,
                                             its general partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President

                                                             Page 17 of 18 Pages


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                              By: Purnendu Chatterjee,
                                                  its General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                                             Page 18 of 18 Pages

                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                        PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact